Division Of Corporation Finance
United States Securities And Exchange Commission
Washington, D.C. 20549

Attention:	Pamela Long Assistant Director
June 21, 2011

Re:	Mace Security International, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 7, 2011 File No. 333-173848
Dear Ms. Long:
     This letter responds to your letter dated June 16, 2011 to Dennis R. Raefield, Chief Executive Officer of Mace Security International, Inc. (the “Company”). For your convenience, the comments are set forth below, followed by the Company’s response.
Will our officers, directors and significant stockholders be exercising their subscription rights?, page 5
1.	You disclose that your stockholders Lawndale Capital Management, LLC and Nantahala Capital Management LLC have indicated to you on a non-binding basis that they intend to participate in the rights offering. This disclosure suggests that these stockholders became aware of the proposed rights offering before you filed your registration statement and further suggests that, as to them, you may have already commenced the rights offering privately (i.e., by offering the securities to them privately). Please note that a transaction commenced privately cannot be converted to a registered offering and must be completed privately. Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website. In view of the foregoing, please describe for us the facts and circumstances of any communications about the rights offering between you and Lawndale and Nantahala before you filed your registration statement and provide us with your legal analysis as to whether such communications constitute an “offer” for purposes of the definition of that term in Section 2(a)(3) of the Securities Act of 1933, as amended.

Pamela Long
June 21, 2011

RESPONSE:

There has been no private offer of subscription rights to Lawndale Capital Management, LLC (“Lawndale”) and/or Nantahala Capital Management, LLC (“Nantahala”). The Company’s Annual Report on Form 10-K for year ended December 31, 2010 (the “10-K for 2010”) disclosed that the Company was planning to raise working capital through a rights offering to its stockholders that would be registered under the Securities Act of 1933, as amended. The disclosure appears on page 26, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” — “Liquidity and Capital Resources” — “Liquidity”. The disclosure on page 26 also included a paragraph as follows:
“The Rights Offering is expected to be made to stockholders in the first half of 2011. This disclosure of the Rights Offering does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.”
The Company made the disclosure in order to provide the public with material information on how the Company planned to raise money required to fund operating losses. The Company also disclosed on page 26 of the 10-K for 2010, that it had entered into the Securities Purchase Agreement with Merlin Partners, LP (“Merlin”), under which Merlin and up to three assignees of Merlin, would purchase $4,000,000 of the Company’s common stock at a per share price equal to the subscription price used for the rights offering. The 10-K for 2010 was filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2011.

On April 4, 2011, the Company held a publicly announced investors conference call. During the conference call, Mr. Andrew Shapiro, an officer of Lawndale, asked whether the proposed rights offering disclosed in the 10-K for 2010 would be transferable and whether shareholders would be able to oversubscribe for shares in the rights offering. Gregory Krzemien, the Company’s Chief Financial Officer, replied that while the Company had not yet finalized the details of the rights offering, the current thinking of the Company was to have subscription rights be non-transferable and allow shareholders to oversubscribe for unsubscribed shares. Mr. Shapiro replied:
“Right, I might want to maintain Lawndale’s 10.4 percent ownership position in the company and not be diluted down by the incremental purchases”.
Attached to this response are pages 28 and 29 of the transcript of the April 4, 2011 conference call containing the exchange between the Company and Lawndale. On May 18, 2011, the Company held an investor conference call to review the information set forth in the Company’s 10-Q for quarter ended March 31, 2011, filed with the SEC on May 16, 2011. During the May 18, 2011, conference call Mr. Shapiro asked whether the Company intended to conduct road shows with respect to the rights offering described in a Form S-1 that the

Pamela Long
June 21, 2011

Company had filed with the SEC and what was the timing for the SEC comments on the Form S-1. Mr. Krzemien replied that the Company had not formally planned or ruled out a road show and that the SEC had thirty days from the filing of the Form S-1 to respond with comments. Attached to this response is page 29 of the transcript of the May 18, 2011 conference call containing the exchange between the Company and Lawndale. No other communication between Lawndale and the Company regarding the rights offering has occurred.

Dennis Raefield, the Company’s Chief Executive Officer, recalls that on or about April 5, 2011, Mr. Harkey, an Officer of Nantahala, initiated a telephone call with Mr. Raefield. During the telephone call, Mr. Harkey indicated that Nantahala might want the opportunity to become an assignee of Merlin under the Securities Purchase Agreement and that Nantahala was interested in participating in the rights offering. Mr. Raefield responded that Mr. Harkey should contact Merlin if it wished to be an assignee of Merlin. With regards to the rights offering, Mr. Raefield explained that the rights offering was not yet finalized and when finalized would be offered to all stockholders on the same basis by a registered offering. No other communication between Nantahala and the Company regarding the rights offering has occurred.

At no time was Lawndale or Nantahala offered any subscription rights or supplied with any information or materials not supplied to the public in the Company’s 10-K for 2010 or on the investor conference call. Lawndale and Nantahala are not under any obligation to exercise subscription rights when they are offered to all stockholders. The Company has decided to delete from Amendment No. 2 to the Registration Statement on Form S-1, the paragraph on page 5 which stated that Lawndale and Nantahala have indicated that they intend to participate in the rights offering but may decide not to participate. On reconsideration the Company believes the last paragraph should be deleted as it may be confusing to stockholders.
Selling Stockholders and Distribution by the Selling Stockholders, page 25
2.	We note your revised disclosure that Merlin and three assignees of Merlin will purchase the Additional Stock. Elsewhere in the prospectus (e.g., the prospectus cover page), you indicate that Merlin and up to three assignees of Merlin will purchase the Additional Stock. We also note that you have named two assignees. Please revise your disclosure to reconcile these statements. Further, please note that if Merlin chooses to name a third assignee, you must add that previously unidentified assignee to the selling stockholders table, using a post-effective amendment if the addition occurs after the effective date of the registration statement.

RESPONSE:

Merlin has advised the Company that assignments of Additional Stock were made to Umberto Fedeli for $500,000 in amount and Peter Spitalieri for $500,000 in amount. Merlin has further advised the Company that there will be no further

Pamela Long
June 21, 2011

assignments. The Company has revised the Registration Statement to refer consistently to the assignments to Mr. Fedeli and Mr. Spitalieri.

3.	We note the following statement on page 26: “To our knowledge, none of the Selling Stockholders or their beneficial owners is a broker-dealer or affiliated with a broker-dealer, except that Merlin Partners, LP is under common control with Ancora Securities, Inc., a broker-dealer.” As Merlin Partners is under common control with Ancora Securities, which you acknowledge is a broker-dealer, Merlin Partners is an affiliate of a broker-dealer. Please refer to the definition “affiliate” in Rule 405 under the Securities Act of 1933, as amended. Accordingly, please revise the aforementioned statement to state clearly that Merlin Partners is an affiliate of a broker-dealer. Further, to the extent that Messrs. Fedeli and Spitalieri, Merlin Partners’ assignees, are persons who directly, or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Merlin Partners or Ancora Securities or both, they would appear to be affiliates of a broker-dealer, too, and should be identified as such in the prospectus. Finally, for each of the aforementioned selling stockholders that is an affiliate of a broker-dealer, please revise your disclosure to indicate that (a) the selling stockholder purchased the Additional Stock in the ordinary course of business and (b) at the time of the purchase of the Additional Stock, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder cannot make these representations, then please identify that selling stockholder as an underwriter in your prospectus.

RESPONSE:

The Registration Statement has been revised by Amendment No. 2 to state that Merlin is an affiliate of a broker-dealer. Messrs. Fedeli and Spitalieri are not controlled by, or under common control with, Merlin Partners, LP or Ancora Securities. Amendment No. 2 of the Registration Statement includes a statement that: “Merlin is purchasing the Additional Stock in the ordinary course of business and has, at the time of purchase, no agreements, or understandings, directly or indirectly, with any person to distribute the Additional Stock.”

4.	Please identify by name the natural persons who exercise voting or investment control or both with respect to the shares held by Merlin Partners. Please refer to Question 140.02 of the Division’s Compliance & Disclosure Interpretations for Regulation S-K, which can be found on our website.

RESPONSE:

The Registration Statement has been revised by Amendment No. 2 to disclose the natural persons who exercise voting and investment control over Merlin. The general partner of Merlin is Ancora Advisors, LLC (“Ancora Advisors”), a Nevada limited liability company. Ancora Advisors is the entity which exercises voting and investment control with respect to shares held by Merlin. The individuals appointed by Ancora Advisors who have authority to make voting and investment decisions for Merlin are Denis Amato, CFA, Richard Barone, Ryan E.

Pamela Long
June 21, 2011

Hummer, CFA, Alan G. Miller and Jeff Anderson. Mr. Amato, as the Chief Investment Officer of Ancora Advisors, Inc., has ultimate authority and can override decisions of the other named individuals.
Incorporation of Certain Documents by Reference, page 42
5.	Please include in your list of documents the Definitive Proxy Statement filed June 10, 2011. Please refer to the requirements of Item 12(a) of Form S-l.

RESPONSE:

The Definitive Proxy Statement that was filed June 10, 2011 has been added as a document that is incorporated by reference.
Exhibit 5.1
6.	Please have counsel revise assumption (v) of the fourth paragraph to exclude Mace Security International, Inc.

RESPONSE:

Counsel has revised assumption (v) of the fourth paragraph to exclude Mace Security International, Inc. and the opinion has been refiled as Exhibit 5.1.
The Company hereby acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Questions regarding the foregoing should be directed to Gregory M. Krzemien, the Company’s Chief Financial Officer, at 215-259-5670.
Sincerely,
/s/ Dennis R. Raefield
Dennis R. Raefield
Chief Executive Officer

cc:	Gerald J. Guarcini, Esq. Attachments

Mace Security International Inc.
Moderator: Brianne Sordahl
04-04-11/2:00 p.m. ET
Confirmation # 52302371

Dennis Raefield:	Yes Andrew.

Andrew Shapiro:	Hi, I actually have a few. If I could get clarification here out on the call on a few things about the rights offering, that would be helpful. So first I wanted to understand, are the proposed rights going to be transferable or not transferable, meaning one needs to be a shareholder in order to get the rights.

The second question related to the rights is to better understand this, if the deal is undersubscribed by $4 million or more, then is the Merlin $4 million commitment it basically takes up those shares, but if the deal was fully subscribed, then Merlin still gets $4 million of shares that are issued to be their incremental shares above and beyond this? Can existing shareholders plan on or be able to over subscribe in the offering itself as well?

Greg Krzemien:	Andrew I’ll try and answer some of those questions. We haven’t quite nailed down every last term of the rights offering. We’re still going through the registration drafting point, but what we’ve talked about to date is that the rights offering, the rights would not be transferable. The question again about the $4 million commitment by Merlin which again, we’re excited about that commitment. Again that would be in addition to if everybody subscribed, and as far as, again, existing shareholders going above the three to one right, we’ve discussed allowing shareholders to try and pick up any unsubscribed rights, but again the company would have the last say on how far we would let a shareholder go on buying any unsubscribed or...

Andrew Shapiro:	Right, I might want to maintain Lawndale’s 10.4 percent ownership position in the company and not be diluted down by the incremental purchases.

Greg Krzemien:	Again, we’ve discussed about providing in the rights offering people going beyond the three to one rights.

Andrew Shapiro:	OK.

Greg Krzemien:	Again, the company having the ability to say how much.

Andrew Shapiro:	So now we give you all this cash, OK, and now we’re getting to the use of cash, you had a slide that said we’re not going to use the cash to fund

Mace Security International Inc.
Moderator: Brianne Sordahl
04-04-11/2:00 p.m. ET
Confirmation # 52302371

operating losses, albeit you are currently generating operating losses, but maybe by the time this financing is done, you will have those operating losses eliminated. But, have you identified acquisitions and how many of them have you identified already and do you have them locked up and about how much of capital would be required to know if you are not just raising money at 20, 30 cents a share and then in sits around or how quickly does it get accretively put to use?

Dennis Raefield:	I’ll answer that Greg. First of all, I think the closing Friday shows you that we already have things in the queue. So I have a, as far as locked up, I haven’t got them locked up because I don’t have the rights offering to fund them. I was able to buy the first one but I have four in the hopper and these are not public ones that are out with multiple bidders on them. These are people who like the Mace vision and strategy of turning over their companies to us to let us go forward and be their future and of course they’ll cash out.

So I can use half of the funds, three-quarters of the funds. I have enough acquisitions in the pipeline to use all of the, to use $9 to $10 million of the funding. I wouldn’t put us in that tight of a position, but we certainly are expecting to spend probably half of the money relatively rapidly, but you’ve got to realize this is a vicious circle. I can’t make commitments to people until I have the funding. I did do the first one, and you saw that we brought it in and we expect it to be quite profitable. I am planning not to sit on the money very long, but I cannot start to really negotiate until I have the war chest. So, it’s slightly cyclical, circular excuse me.

Robert Shapiro:	Can you discuss the amount paid for this last acquisition and some of the terms if it wasn’t all cash?

Dennis Raefield:	It was all cash. It was a company with 10 owners and they were actually also, I can only discuss some of the details, but it was 10 people who run their own security installing dealership. We signed long-term contracts with them to stay for at least three years, to stay with us.

So we have a very long-term partners, they like the idea of us running it and but it was an all cash sale. Greg, I don’t know whether we have decided, we

MACE SECURITY INTERNATINOAL INC.
Moderator: Sarah Din
05-18-11/12:00 p.m. ET
Confirmation # 66084936

Greg Krzemien:	Just the legal. And then there is even decisions on that that the Board would need to make.

Andrew Shapiro:	OK. And the rights offering S-1 has been filed and it’s out there available on Edgar and I have read through it very carefully. One of the sections of the S-1 talks about the prospective registration of shares of Mace stock for sale to the public in the event that a sufficient amount of the shares are not subscribed to or oversubscribed to by existing shareholders.

In light of that language, and maybe even if that language wasn’t in there, when the SEC approves this S-1, is the Company allowed to, and does the Company plan on conducting any kind of road shows related to telling the Company story and marketing this rights offering and potential sale of shares?

Greg Krzemien:	I’ll just say that we haven’t planned anything formally, Andrew. We haven’t ruled it out, but we haven’t planned anything yet at this point.

Andrew Shapiro:	And is there a timing? Have the comments from the SEC arrived, and you guys are responding? Or where do things stand with respect to the registration process?

Greg Krzemien:	The SEC, as you know, has 30 days to review the S-1 registration statement and that is exactly where we’re in right now. We have heard from them, which they have to communicate with us within so many days, and they are indicating they’re doing their review. Of course, I asked them how fast can you get back to us and, of course, the answer was, we have 30 days. So, that’s where we are, Andrew.

Andrew Shapiro:	OK. I think that’s all of my questions. One final question, Dennis. If you could explain or discuss a little bit more on the logistics and the timing of this shipboard defense?

It sounds like there is one prototype that’s being built. How long might it take to build the pipes and the dispensing system? And is there a feel for how much each ship would require in terms of the sale of Mace product to be part of the defense system?